# Equifinancial LLC

# Annual Audit

# For Year Ending 12/31/2021

PUBLIC

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-67037 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equifinancial LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 N. Bayshore Dr. Suite 208
(No. and Street)

Miami (City) Florida (State) 33132 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David L. Wilson (Name) 305-358-1040 (Area Code – Telephone Number) dwilson@equifinancialllc.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David L. Wilson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equifinancial LLC _____; as of April 20 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





ARLENE LEAL MOREJON
Notary Public - State of Florida
Commission # GG 981271
My Comm. Expires Aug 13, 2024
Bonded through National Notary Assn.

**Notary Public**

Signature:

Title: _____
4/20/2022

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Equifinancial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Equifinancial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Equifinancial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Equifinancial, LLC stated that Equifinancial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Equifinancial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equifinancial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ohab and Company, PA*

Ohab and Company, P.A.

Maitland, Florida

April 18, 2022

## EQUIFINANCIAL, LLC

### STATEMENT OF FINANCIAL CONDITION
### FOR THE YEAR ENDED DECEMBER 31, 2020

### ASSETS

**Assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,443 |
| Commissions receivable | | 1,489 |
| | | |
| Total Assets | $ | 8,932 |

### LIABILITIES AND MEMBER'S EQUITY

**Liabilities:**

Accounts payable and accrued liabilities

**Member's equity:**                                     8,932

$                  8,932

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Equifinancial, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2004.

The Company's commission income is substantially derived from commissions from mutual funds and sales of annuities. Commission from the sale of mutual funds and variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2021, the Company had no uninsured cash balances.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2015.

## Note 1 – Summary of Significant Accounting Policies (continued)

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

### Revenue Recognition

Revenue from contracts with customers includes mutual fund and insurance fees and 12b-1. The recognition and measurement of revenues based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; went to recognize revenue based on the appropriate measure of the company's progress under contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable considerations should be applied due to uncertain future events.

Mutual funds and insurance fees are recognized when all performance obligations are satisfied, which is the trade date.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront over time, upon the investors exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that it is performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amount are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares and future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

### Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2021, the Company had excess net capital of $2,443.00 and a net capital ratio of 0% to 1.

### Note 3 – Related Party Transactions

The Company sub-leases office facilities from an entity owned 100% by the sole member at the rate of $400 a month. Rent paid to the related party for the year 2021 was $4,800 and is included in occupancy.

The Company has elected not to apply the recognition requirements of ASU 2016-02, leases – (Topic 842) relating to its short term lease and instead has elected to recognize the lease payments as lease cost on a straight line bases over the lease term.

### Note 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

### Note 5 – Company Conditions

The Company has a loss of $20,300.00 for the year ending December 31,2021 and has received capital contributions from its stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event Company ceases to continue as a going concern.

### Note 6 - Subsequent Events

The Company has evaluated subsequent events through the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2021 requiring disclosure.